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SECURITIE~ 04016380 ~ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH. D.C. 158

SEC FILE NUMBER

8- 38225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    AMERICA INVEST ONLINE, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    99 JERICHO TURNPIKE

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

    JERICHO, NEW YORK   11753
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    ORESTE COLELLA   (516) 334-7900
                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    GREENE, ARNOLD G., CPA
           (Name – *If individual, state last, first, middle name*)

    866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 02 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ORESTE COLELLA_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____AMERICA INVEST ONLINE, INC._____ , as

of _____DECEMBER 31,_____ , 20_03_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT_____
Title

_____
Notary Public

JOSEPH N. FERDENZI
Notary Public, State of New York
No. 41-02FR4712981
Qualified In Queens County
Commission Expires 08/31/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA INVEST ONLINE, INC.

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2003

AMERICA INVEST ONLINE, INC.

CONTENTS

DECEMBER 31, 2003

Accountant's Report	1
Primary financial statements:	
Statement of Financial Condition	2
Statement of Income and Expense	3
Statement of Cash Flows	4
Statement of Changes in Stockholders Equity	5
Statement of Liabilities Subordinated to Claims of General Creditors	5
Notes to Financial Statements	6
Supplementary information:	
Computation of Net Capital	7
Aggregate Indebtedness	7
Accountant's Report on Internal Accounting Control	8-9

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholders of

AMERICA INVEST ONLINE, INC.

I have audited the accompanying statement of financial condition of America Invest Online, Inc. as of December 31, 2003, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of America Invest Online, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7, and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 29, 2004

AMERICA INVEST ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:

Cash		$ 26,407
Receivables from brokers and dealers:		
Commissions receivables	$11,759	
Good faith deposit account	25,016	
Other	27,392	64,167
Receivables from non customers		20,600

Other assets:

Deposits		1,095
Total assets		**$112,269**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses		$ 18,763
Total liabilities		18,763

Stockholders' equity:

Common stock, $.01 par value authorized 40,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in-capital	110,751	
Retained earnings (deficit)	(17,255)	
Total stockholders' equity		93,506
Total liabilities and stockholders' equity		$ 112,269

See notes to financial statements.

2

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Commission income		$ 130,823
Other income		39,999
Interest income		970
Total revenue		171,792

Expenses:

Employee compensation	$23,181	
Clearing fees	47,174	
Regulatory fees and expenses	10,362	
Rent	12,311	
Other expenses	67,222	
Total expenses		(160,250)
Income (loss) before federal income tax		11,542
Less: Federal income tax		-0-
Net income		**$ 11,542**

See notes to financial statements.

3

AMERICA INVEST ONLINE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Resources provided:

Net income		$ 11,542
Increase in accrued expenses		8,241
Total resources provided		19,783
Increase in receivables from brokers and dealers	$ 5,858	
Increase in receivable from non-customers	5,000	
Total resources applied		**10,858**
Increase		8,925
Cash - January 1, 2003		17,482
Cash - December 31, 2003		**$ 26,407**

See notes to financial statements.

4

AMERICA INVEST ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Stockholders equity, January 1, 2003	$ 81,964
Add: Net income	11,542
Stockholders equity, December 31, 2003	**$ 93,506**

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2003	**$ -0-**

See notes to financial statements.

5

AMERICA INVEST ONLINE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Summary of significant accounting policies:

   Income taxes:

   The Company is organized as a corporation. Income taxes are based on the income of the company.

   Depreciation:

   Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS).

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker dealer, Legent Clearing Corp., on a fully disclosed basis.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $71,795. In January 2004, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $66,411. The difference of $5,384 is due to accruals and reclassifications made during the audit.

6

AMERICA INVEST ONLINE, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

Common Stock		$ 10
Additional paid-in-capital		110,751
Retained earnings (deficit)		(17,255)
		93,506
Less: non-allowable assets		(21,711)
Net capital before haircuts		71,795
Less: haircuts on securities		-0-
Net capital		**71,795**

Greater of:

Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $18,763)	$ 1,251	5,000
Excess net capital		**$66,795**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 18,763
Percentage of aggregate indebtedness to net capital	26%

See notes to financial statements.

7

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

AMERICA INVEST ONLINE, INC.

I have examined the financial statements of America Invest Online, Inc. for the year ended December 31, 2003 and have issued my report thereon dated February 29, 2004. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 29, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT